

Mailstop 4561

September 25, 2015

Mark Pincus
Chief Executive Office
Zynga, Inc.
699 Eighth Street
San Francisco, CA 94103

      Re: Zynga, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 24, 2015
             File No. 001-35375

Dear Mr.Pincus:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 56

1. Please tell us your consideration of providing disclosures to discuss any significant trends or uncertainties with respect to your online game and advertising revenues. Quantitative disclosures and analysis regarding trends and uncertainties in your online game and advertising revenues seems to be important and material information to the users of your financial statements. We refer you to Item 303(A)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Mark Pincus
Zynga, Inc.
September 25, 2015
Page 2

Liquidity and Capital Resources, page 63

2. Please tell us your consideration of providing tabular disclosure of your contractual obligations. In this respect, we note your disclosure on page 97 of your unrecognized tax benefits, however, you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table.   In addition, tell us whether you have any probable contingent consideration or purchase obligations that should be included in the table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.

Consolidated Financial Statements

Note 1. Overview and Summary of Significant Accounting Policies

Stock-Based Expense, page 85

3. We note that the expected volatility of your Class A common stock is based on a peer group in the industry in which the Company does business. Please tell us what consideration you gave to using the Company's historical pricing data in arriving at a volatility assumption. In addition, tell us what consideration you gave to disclosing the reason for the continued reliance on a peer group in the industry in arriving at this assumption. We refer you to ASC 718-10-55-37 and SAB Topic 14.D.1.

Note 7. Income Taxes, page 94

4. Please tell us how the $140.9 million of unrecognized tax benefits as of December 31, 2014 reconciles and relates to recordation as a liability and offset to deferred tax assets in your consolidated balance sheets. Please explain how your existing disclosure makes such accounting recognition transparent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson,
Senior Assistant Chief Accountant
Office of Information Technologies
and Services